FORM 5

Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed prusuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1934 or Section 30(f) of the Investment Company Act of 1940

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(Print or Type Responses)

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

Putnam   John   Stephen

(Last)   (First)   (Middle)

880 Carillon Parkway

(Street)

St. Petersburg   FL   33716

(City)   (State)   (ZIP)

Raymond James Financial (RJF)

3. IRS or Social Security Number of Reporting Person (Voluntary)

010-32-3226

4. Statement for Month/Year

Sept. 2002

5. If Amendment
Date of Original
(Month/Year)

6. Relationship:
__X__ Director   _____ 10% Owner
__X__ Officer (give title below)   _____ Other (specify below)
President and COO of RJFS

7. Individual or Joint/Group Filing (Check Applicable Line)
__X__ Form filed by One Reporting Person
____ Form filed by More than One Reporting Person

Table I — Non Derivative Securities Acquired, Disposed of , or beneficially Owned

1. Title of Security (Instr. 3)	2. Trans-action Date (Month/Day/Year)	3. Trans-action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner-ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner-ship (Instr. 4)
Raymond James Financial, Inc. (RJF)			Amount	(A) or (D)	Price			
RJF Common Stock						**132,046**	**D**	
RJF Common Stock						**12,474**	**I**	**ESOP**

No unreported activity

* If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

(Over)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned

FORM 5 (continued)

(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr. 8)	5. Number or Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Security: Direct (D) or Indirect (I) Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				(A)	(D)	Date Exercisible	Expiration Date	Title	Amount or Number of Shares				
Employee Stock Option (Right to buy)						Current	01/18/03	Common stock	6,300	22.1667			
Employee Stock Option (Right to buy)						11/18/02	01/18/03	Common stock	2,700	22.1667			
Employee Stock Option (Right to buy)						11/18/02	01/18/05	Common stock	1,800	20.0625			
Employee Stock Option (Right to buy)						11/18/03-11/18/04	01/18/05	Common stock	4,200	20.0625			
Employee Stock Option (Right to buy)						11/28/04	01/28/07	Common stock	4,036	32.0000			
Employee Stock Option (Right to buy)						11/28/04-11/28/06	01/28/07	Common stock	5,964	32.0000	25,000	D	
Call Options (obligation to sell)						8/12/03	08/12/03	Common stock	38,750	-	1	D	
Put Options (right to buy)						8/12/03	08/12/03	Common stock	38,750	-	1	D	

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations,
 See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/S/ J. STEPHEN PUTNAM   October 4, 2002
**Signature of Reporting Person   Date

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